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GameSquare’s Stream Hatchet Reports Live-Streaming During Q3 2023 Matched the Height of COVID-19 Pandemic Viewership

7.6 Billion Hours of Live-Streaming Watched Across All Platforms During Q3 2023, With Twitch Leading the Charge in Top Viewership

Frisco, TX (November 3, 2023) - Stream Hatchet, a streaming analytics and business intelligence platform and wholly-owned subsidiary of GameSquare Holdings (NASDAQ:GAME) (TSXV:GAME), ("GameSquare", or the "Company"), has published its esports Live-Streaming Trends Report for Q3 2023.

Stream Hatchet's latest report offers an in-depth analysis culminating the biggest trends, stories, and insights from the live-streaming and video games industry. As one of the top sources in entertainment and a go-to resource for media, Stream Hatchet works with a consortium of industry-leading analysts and business leaders to provide expert insight on identifying key trends and projections for the future of gaming and esports.

Key takeaways from the Q3 report include:

•	Q3 2023 generated 7.6 billion hours watched across all platforms. Streaming numbers seem to be stabilizing, and hours watched are almost the same as they were in Q3 2020 at the height of the pandemic, and still 90% greater than the same time in 2019.

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Twitch has attracted 53% of the esports audience this quarter, while YouTube Gaming attracted 40% with 12 million additional hours watched this quarter, and the remaining 7% of the total was seen on other platforms, including Facebook, AfreecaTV and Kick all with similar market shares.

○	The new platform Kick generated 263 million hours watched, 15 and 30 million more than AfreecaTV and Facebook respectively.

○	Facebook Live viewership has declined by 39% and is now only the 5th most popular platform, behind both Kick and AfreecaTV.

○	The most-watched category on both Twitch and Kick is the non-gaming category, Just Chatting.

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Creator-driven events continue to post extraordinary numbers; ibai’s third edition of La Velada del Año generated 34.1M hours watched (almost 5x the first edition in 2021), and Squeezie’s Formula 4 creator event helped put him on the top creators list by average viewers for the quarter.

"Stream Hatchet’s unparalleled insights and endless research capabilities offer a wealth of information to our industry on a global scale. Their latest research output continues to validate the major market opportunity available in esports live-streaming, with nearly eight billion hours watched this quarter," said Justin Kenna, CEO of GameSquare.

For more information on Stream Hatchet and insight into the esports and streaming markets, please visit their website at www.streamhatchet.com.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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